Karla X. Villatoro de Friedman General Counsel One Oxford Centre 301 Grant Street, Suite 2700 Pittsburgh, PA 15219 Ph: 412-304-0406 | KFriedman@tscbank.com

January 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Julie Griffith

Re:	TriState Capital Holdings, Inc.
Registration Statement on Form S-3
Filed December 26, 2019
File No. 333-235713

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, TriState Capital Holdings, Inc. hereby requests that the effective date for above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern Time, on Thursday, January 16, 2020, or as soon as practicable thereafter.

Please contact Matthew C. Franker of Covington & Burling LLP at (202) 662-5895 or mfranker@cov.com with any questions you may have regarding this request. In addition, please notify Mr. Franker when this request for acceleration has been granted.

Respectfully,

TriState Capital Holdings, Inc.

By:	/s/ Karla X. Villatoro de Friedman
Name:	Karla X. Villatoro de Friedman
Title:	General Counsel

cc:	Matthew C. Franker
Covington & Burling LLP